

December 28, 2009

Michael E. Bannister
Director, Chairman of the Board and
Chief Executive Officer
Ford Motor Credit Company LLC
One American Road
Dearborn, Michigan 48126

>   **Re: Ford Motor Credit Company LLC**
>   **Form 10-K for Fiscal Period Ended December 31, 2008**
>   **Form 10-Q for Fiscal Period Ended September 30, 2009**
>   **File No. 001-06368**

Dear Mr. Bannister:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

1. It appears that you have a significant principal amount outstanding under your demand notes programs. Please advise the staff regarding the number of classes

of demand notes currently outstanding and the number of beneficial and record holders of each class of notes.

Item 9B. Other Information

2. Please tell us how you concluded the events disclosed under Item 5 of your quarterly reports for the periods ended March 31 and September 30, 2009 did not require disclosure on form 8-K.

Form 10-Q for the Quarterly Period Ended September 30, 2009
Item 4. Controls and Procedures, page 51

3. We note that you changed the wording of the portion of your 10-Q responsive to Item 4A of Form 10-Q and Item 308(c) of Regulation S-K. Please tell us regarding any factual changes which caused your wording to change from referring to changes in your internal control over financial reporting to instead indicate that there have not been any "significant changes in (Ford Motor Credit's) business processes or practices." Please also provide your analysis as to how you concluded that your revised disclosure was consistent with Item 308(c) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Government-Sponsored Securitization Funding Programs, page 39

4. Given the continuing significance of TALF and other government programs to your operations, please revise future filings to disclose the following information:

- For each period presented, please provide a quantified roll forward of your funding activity for each of the government programs in which you participate.

- Disclose if these loans carry interest rates that are commensurate with market rates. Disclose the approximate benefit you receive from rates that are below market rates, if applicable.

- Disclose any known risks that one or more of these plans will be discontinued or curtailed. Disclose any alternative sources of funding if this were to happen and discuss the impact on your liquidity.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Kevin W. Vaughn, Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel